FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 29 April 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibilities or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Performance Share Plan (the 'Plan') notified GlaxoSmithKline plc ('GSK') on 28 April 2016 that the under-mentioned Directors, Persons Discharging Managerial Responsibilities ('PDMR') and Connected Persons acquired notional Ordinary Shares at a price of 1502.00 pence per Ordinary Share and American Depositary Shares ('ADSs') at a price of $42.64 per ADS, following the notional re-investment of the dividend paid to shareholders on 14 April 2016.

Director/PDMR	Ordinary Shares	ADSs
Sir Andrew Witty	41,688.082
Dr M M Slaoui		12,095.870
Mr S Dingemans	17,503.320
Mr R G Connor	8,568.501
Mr N Hirons	2,666.231	215.628
Mr S A Hussain	17,903.405
Mr D S Redfern	6,379.260
Ms C Thomas	8,495.290
Mr P C Thomson	4,638.016
Mr D E Troy		7,534.332
Dr P J T Vallance	18,629.480
Ms E Walmsley	14,203.165
Mrs V A Whyte	1,072.219

Connected Person	Ordinary Shares	ADSs
Dr K Slaoui (Connected Person to Dr M M Slaoui)		184.627

The notional dividends accrued will be paid out in proportion to the percentage of participants' Plan holdings that vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

29 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 29, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc